UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

VERSAR, INC.

(Name of Subject Company)

KINGSWOOD GENESIS FUND I, LLC

KW GENESIS MERGER SUB, INC.

KINGSWOOD CAPITAL I, LP

KINGSWOOD CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

925297103

(CUSIP Number of Class of Securities)

Alex Wolf
Kingswood Capital Management, LLC
11777 San Vicente Blvd., Suite 650
Los Angeles, California 90049
(424) 744-8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons

With a copy to:

Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, Missouri 64111-7700
(816) 460-2604
Facsimile: (816) 531-7545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,527,826.35	$190.21

*                                          Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Versar, Inc. (“Versar”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 10,097,259 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.15 per share (the “Offer Price”) and (ii) 88,250 Shares issuable pursuant to outstanding Restricted Shares and RSUs multiplied by the Offer Price. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2017, the most recent practicable date.

**                                    The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2018, issued August 24, 2017, is calculated by multiplying the Transaction Valuation by $0.0001245.

☒                                   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $190.21.	Filing Party: KW Genesis Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 6, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by Kingswood Genesis Fund I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Kingswood Capital (“Parent”), KW Genesis Merger Sub, Inc., a Delaware company and a wholly owned subsidiary of Parent (“Purchaser”) Kingswood Capital I, LP, a Delaware limited partnership (“KC I”) and Kingswood Capital Management, LLC, a Delaware limited liability company (“KCM”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Versar, Inc., a Delaware corporation (“Versar” or the “Company”), other than any Shares that are owned immediately prior to the commencement of the Offer by Parent, Purchaser, Versar or any of their wholly owned subsidiaries, at a price of $0.15 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 6, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The disclosure set forth in the Offer to Purchase under the caption “Summary Term Sheet” is hereby amended and supplemented by deleting and replacing in its entirety the disclosure under the question “What are the most significant conditions to the Offer?” with the following:

“The Offer is conditioned upon, among other things:

(a)                                 the number of Shares being validly tendered (other than Shares tendered by guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the Depositary for the Offer) and not validly withdrawn prior to the Expiration Date which, together with the number of Shares (if any) that we and Kingswood then own, would represent at least a majority of the Shares outstanding prior to the expiration of the Offer (the “Minimum Condition”); and

(b)                                 other customary conditions described in Section 15—“Conditions to the Offer.”

Kingswood and Purchaser may waive any condition, in whole or in part, other than the Minimum Condition, at any time prior to the Expiration Date, without Versar’s consent. See Section 15 — “Conditions to the Offer.”

The information set forth under Section 12 “Purpose of the Offer; Plans for Versar; Other Matters” is hereby amended and supplemented by amending and restating the following previously inserted paragraph after the sixth paragraph under the subheading “Plans for Versar”:

“Between September 8, 2017 and September 21, 2017, a month after the Company and Kingswood entered into the Revised Letter of Intent and had significantly progressed the transaction and had traded several drafts of the merger agreement and the other definitive documents, representatives of Parent engaged in limited discussions with Mr. Otten to notify him of their intention to replace him with a new Chief Executive Officer at or shortly after the closing of the Merger and to request that, given the Company’s financial difficulties, limited alternatives and cash needs, Mr. Otten agree to reduce the existing severance payment that he was contractually entitled to receive.  Mr. Otten engaged separate counsel to assist him in discussions with Purchaser, at the Company’s expense.  Purchaser understands that Mr. Otten briefed Versar’s independent directors regarding these discussions since these directors had been tasked with managing and preventing potential conflicts of interest.  During the discussions between Kingswood and Mr. Otten, alternative arrangements which would reduce the burden of the severance payments, including spreading the severance payments out over time, and which would allow the Company to benefit from Mr. Otten’s institutional knowledge of Versar following the Effective Time were discussed.  At the conclusion of these conversations, Mr. Otten agreed to reduce his severance payment to $390,625 and Parent agreed that it would provide Mr. Otten with a reduced, transitionary role after his employment with the Company is terminated, to assist in the transition to new management, in exchange for certain independent contractor consulting fees.  Such arrangement was contingent upon Mr. Otten agreeing to be bound by additional non-disparagement, non-solicitation and non-competition provisions, which were in excess of the restrictive covenants in his existing company agreements.  While representatives of the Company did not lead the discussions between Purchaser and Mr. Otten, the Versar independent directors were briefed on these discussions and the Company understood that Purchaser was requiring that Mr. Otten reduce his severance payment before the Merger Agreement was signed.  Accordingly, on September 22, 2017, the Company and Mr. Otten signed an amendment to his Change in Control Agreement which reduced his severance payment to $390,625.  In addition, on September 21, 2017, the Company and Mr. Otten executed the Memorandum of Understanding.  The Memorandum of Understanding contemplates that Mr. Otten will execute a consulting arrangement with the Company after his termination of employment following the Effective Time pursuant to which Mr. Otten is expected receive total payments of $484,375 over a forty-eight month period following the Effective Time.  In exchange for these payments, Mr. Otten will agree to provide transitionary services and to be bound by more comprehensive non-disparagement, non-solicitation and non-competition provisions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2017

KINGSWOOD GENESIS FUND I, LLC

By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	President

KW GENESIS MERGER SUB, INC.

By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	President

KINGSWOOD CAPITAL I, LP

By:	Kingswood Capital GP, LLC,
Its General Partner

	By:	/s/ Alexander M. Wolf
		Name:	Alexander M. Wolf
		Title:	President

KINGSWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	President

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated October 6, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Press Release issued by Parent and Purchaser issued October 6, 2017.*
(d)(1)

Amended and Restated Agreement and Plan of Merger, dated September 27, 2017, by and among Parent, Purchaser and Versar (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar with the Securities and Exchange Commission on September 27, 2017).

(d)(2)	Non-Disclosure and Confidentiality Agreement, dated March 1, 2017, between Kingswood Capital Management, LLC and Versar.*
(d)(3)

Warrant Purchase Agreement, dated September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.(incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Alexander M. Wolf, Kingswood Capital Management, LLC, Parent and Merger Sub with the Securities and Exchange Commission on October 2, 2017.

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Versar with the Securities and Exchange Commission on October 2, 2017).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Tender Offer Statement on Schedule TO filed on October 6, 2017.